Exhibit 1
For Immediate Release

Pointer Telocation Reports Q2 2011 Financial Results

•	Record Revenues of $43M in first six months of 2011, increase of 23% over 2010
•	Non-GAAP net income of $2.5M in first six months of 2011
•	Adjusted EBITDA $ 5.6M in first six months of 2011

ROSH HAAYIN, Israel, August 15, 2011 - Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the second quarter of 2011.

David Mahlab, Chief Executive Officer of Pointer, commented on the results, "We are pleased with the continuous positive momentum in Q2 with the ongoing increase in sales of both equipment and services all across the regions. The company's large and stable customer base together with constant increase in average revenue per user (ARPU) support our business position. We have strong visibility based on new business opportunities and solid service solutions that will help us secure about 70% of our revenues for long term. In 2011 Pointer has continued developing new products and penetrating new markets to reinforce and increase its customer base. We increased our operating expenses in order to continue invest in promoting revenues improvement in the coming quarters. We intend to maintain our marketing efforts in the Latin American markets through strategic cooperation and we see positive indication for our strategy there. We expect these efforts will yield further growth opportunities".

Financial Highlights

Revenues: Pointer's revenues for the second quarter of 2011 increased 21% to $22.1 million, as compared to $18.3 million in the second quarter of 2010. In the first six months of 2011, revenues increased 23% to $43.2 million, as compared to $35.0 million in the first half of 2010.

International activities for the second quarter and for the first half of 2011 were 28% of total revenues, as compared to 24% of total revenues in the first half of 2010.

Revenues from products in the second quarter of 2011 increased 28% to $7.9 million (36% of revenues), as compared to $6.2 million (34% of revenues) in the second quarter of 2010. Revenues from products in the first half of 2011 increased 43% to $15.8 million (37% of revenues), as compared to $11.0 million (32% of revenues) in the first half of 2010.

Pointer's revenues from services in the second quarter of 2011 increased 17% to $14.2 million (64% of revenues), up from $12 million (66% of revenues), in the comparable period of 2010. Revenues from services in the first half of 2011 increased 14% to $27.4 million (63% of revenues), compared to $24.0 million (68% of revenues) in the first half of 2010.

Gross Profit: In the second quarter of 2011, gross profit increased 11% to $7.7 million from $6.9 million in the second quarter of 2010. In the first half of 2011 gross profit was $15.6 million, an increase of 16% as compared to gross profit of $13.4 million in the first half of 2010.

Operating Income: In the second quarter of 2011, operating income was $1.3 million, compared to $2 million in the second quarter of 2010. Operating income in the first half of 2011 was $2.8 million compared to operating income of $3.6 million in the first half of 2010.

Net Income: Pointer recorded net income attributable to Pointer's shareholders for the second quarter of 2011 of $43 thousand or $0.01 diluted net earnings per share, compared to a net income of $286 thousand or $0.06 diluted net income per share in the second quarter of 2010. Net income attributable to Pointer's shareholders in the first half of 2011 was $0.4 million or $0.08 diluted net earnings per share, compared to a net income of $0.4 million or $0.06 diluted net income per share in the first half of 2010.

Non-GAAP net income for the second quarter of 2011 was $1.2 million, compared to a Non-GAAP net income of $ 1.4 million in the second quarter of 2010. Non-GAAP net income for the first half of 2011 was $2.4 million, compared to a Non-GAAP net income of $2.8 million in the first half of 2010.

Adjusted EBITDA: Pointer's adjusted EBITDA for the second quarter of 2011 was $2.5 million, as compared to $3 million in the comparable period in 2010. Pointer's adjusted EBITDA for the first half of 2011 was $5.6 million, as compared to $5.8 million in the first half of 2010.

Conference Call Information:

Pointer Telocation's management will host today, Monday, August 15, 2011 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 10:00 AM EST, 5:00 PM Israel time.

To participate in the call, please dial in to one of the teleconference numbers below. Please place your call at least 5 minutes before the time set for the commencement of the conference call.

From USA 1-888-668-9141; From Israel: 03-918-0609

A replay will be available from August 16th, 2011 on the Company’s website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis:
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, financial expenses, taxes, depreciation, a non-recurring expense of $0.5 million, attributable to the Company's efforts to expand various services to Israeli insurance companies, and amortization including the effect of non-cash impairment charge related to the fair market value of Cellocator.

We calculate non-GAAP net income by adding back to net income, non-cash equity based compensation, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.
Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	6 - 7

Interim Consolidated Statements of Operations	8 - 9

Interim Consolidated Statements of Cash Flows	10 - 11

Additional Information	12

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,263	$2,233
Restricted cash	129	133
Trade receivables	18,147	13,914
Other accounts receivable and prepaid expenses	3,221	2,982
Inventories	4,274	3,739

Total current assets	28,034	23,001

LONG-TERM ASSETS:
Long-term accounts receivable	449	832
Severance pay fund	8,113	7,624
Property and equipment, net	12,423	11,255
Investment in affiliate	604	295
Other intangible assets, net	5,197	6,497
Goodwill	55,698	53,926

Total long-term assets	82,484	80,429

Total assets	$110,518	$103,430

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$12,812	$13,170
Trade payables	11,266	10,064
Deferred revenues and customer advances	9,922	7,806
Other accounts payable and accrued expenses	7,482	7,054

Total current liabilities	41,482	38,094

LONG-TERM LIABILITIES:
Long-term loans from banks	12,682	11,526
Long-term loans from shareholders and others	970	957
Other long-term liabilities	1,486	842
Accrued severance pay	9,241	8,365

	24,379	21,690
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value - Authorized: 8,000,000 shares at June 30, 2011 and December 31, 2010; Issued and outstanding: 4,781,999 and 4,771,181 shares at June 30, 2011 and December 31, 2010, respectively	3,289	3,280
Additional paid-in capital	118,766	118,512
Accumulated other comprehensive income	4,164	3,292
Accumulated deficit	(87,790)	(88,216)

Total Pointer Telocation Ltd’s shareholders' equity	38,429	36,868

Non-controlling interest	6,228	6,778

Total equity	44,657	43,646

Total liabilities and shareholders' equity	$110,518	$103,430

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited

Revenues:
Products	$15,797	$11,041	$7,953	$6,230	$25,415
Services	27,383	24,010	14,163	12,070	48,448

Total revenues	43,180	35,051	22,116	18,300	73,863

Cost of revenues:
Products	8,890	6,221	4,474	3,446	14,175
Services	18,248	14,959	9,696	7,667	31,264
Amortization of intangible assets	489	492	245	246	978

Total cost of revenues	27,627	21,672	14,415	11,359	46,417

Gross profit	15,553	13,379	7,701	6,941	27,446

Operating expenses:
Research and development	1,507	1,166	772	623	2,532
Selling and marketing	4,346	3,625	2,277	1,758	7,441
General and administrative	5,967	4,065	2,849	2,114	9,062
Amortization of intangible assets	924	889	471	437	1,774

Total operating expenses	12,744	9,745	6,369	4,932	20,809

Operating income	2,809	3,634	1,332	2,009	6,637
Financial expenses, net	850	994	452	679	1,976
Other expenses (income), net	(9)	23	(4)	20	21

Income before taxes on income	1,968	2,617	884	1,310	4,640
Taxes on income	693	992	336	485	1,524

Income after Income taxes	1,275	1,625	548	825	3,116
Equity in losses of affiliate	798	541	374	277	1,158

Net income	477	1,084	174	548	1,958

Less: net income attributable to the non-controlling interest	51	734	131	262	828

Net income attributable to Pointer's shareholders	$426	$350	$43	$286	$1,130

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited

Basic net earnings per share	$0.09	$0.07	$0.01	$0.06	$0.24

Diluted net earnings per share	$0.08	$0.06	$0.01	$0.06	$0.22

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited

Cash flows from operating activities:

Net income	$477	$1,084	$174	$548	$1,958
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation ,amortization and impairment	3,068	2,741	1,576	1,347	5,568
Accrued interest and exchange rate changes of convertible debenture and long-term loans	94	61	78	54	178
Accrued severance pay, net	350	(55)	318	-	(364)
Gain from sale of property and equipment, net	(53)	(38)	(22)	-	(93)
Equity in losses of affiliate	798	541	374	277	1,158
Amortization of deferred stock-based compensation	230	72	142	24	121
Decrease (increase) in restricted cash	4	-	2	-	(133)
Increase in trade receivables, net	(3,680)	(2,382)	(750)	(905)	(1,618)
Decrease (increase) in other accounts receivable and prepaid expenses	(119)	(1,312)	571	(687)	(436)
Increase in inventories	(488)	(1,520)	(664)	(881)	(1,964)
Decrease (increase) in long-term accounts receivable and deferred expenses	340	(411)	120	(368)	(212)
Write-off of inventories	38	-	38	-	185
Increase (decrease) in deferred income taxes	(32)	907	(15)	429	1,322
Increase (decrease) in trade payables	756	850	(907)	25	981
Increase (decrease) in other accounts payable and accrued expenses	2,640	888	830	(1,570)	(127)

Net cash provided by (used in) operating activities	4,423	1,426	1,865	(1,707)	6,524

Cash flows from investing activities:

Purchase of property and equipment	(2,609)	(1,938)	(1,232)	(801)	(4,481)
Proceeds from sale of property and equipment	271	356	106	136	641
Investments in affiliate	(1,106)	(480)	(563)	(270)	(1,490)

Net cash used in investing activities	(3,444)	(2,062)	(1,689)	(935)	(5,330)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited

Cash flows from financing activities:

Proceeds from issuance of shares	33	57	10	9	57
Repayment of long-term loans from banks	(4,489)	(3,283)	(2,577)	(1,647)	(7,016)
Repayment of long-term loans from others	(22)	(19)	(14)	(9)	(1,122)
Receipt of long-term loans from banks, shareholders and others	6,248	1,372	4,304	1,372	5,090
Dividend paid to the non-controlling interest	(896)	(1,170)	(896)	(1,170)	(2,250)
Short-term bank credit, net	(1,890)	3,514	(101)	3,965	2,656

Net cash provided by (used in) financing activities	(1,016)	471	726	2,520	(2,585)

Effect of exchange rate on cash and cash equivalents	67	154	(147)	605	415

Increase (decrease) in cash and cash equivalents	30	(11)	755	483	(976)
Cash and cash equivalents at the beginning of the period	2,233	3,209	1,508	2,715	3,209

Cash and cash equivalents at the end of the period	$2,263	$3,198	$2,263	$3,198	$2,233

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited

GAAP Net income as reported:	$477	$1,084	$174	$548	$1,958

Amortization of intangible assets	1,413	1,381	716	683	2,752
Stock based compensation expenses	230	72	142	24	121
non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	320	300	160	150	604

Non-GAAP Net income	$2,440	$2,837	$1,192	$1,405	$5,435

Adjusted EBITDA

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited

GAAP Net income as reported:	$477	$1,084	$174	$548	$1,958

One time charge attributable to efforts to expand services to Israeli insurance companies	486	-	-	-	-
Financial expenses, net	850	994	452	679	1,976
Tax on income	693	992	336	485	1,524
Depreciation and amortization	3,068	2,741	1,576	1,347	5,568

Non-GAAP Adjusted EBITDA	$5,574	$5,811	$2,538	$3,059	$11,026